[Greenberg Traurig P.A. Letterhead]

December 23, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Attention: Pamela A. Long

Re:	MASTEC, INC.
Registration Statement on Form S-4 Filed November 24, 2010,
as amended (the “Registration Statement”)
File No. 333-170834

Schedule TO-I Filed November 24, 2010
File No. 005-17309

Ladies and Gentlemen:

On behalf of our client, MasTec, Inc., a Florida corporation, we hereby confirm, in response to our conversation with SEC Examiner Mr. King, that the prospectus that forms a part of Amendment No. 3 to the Registration Statement, as well as, all exhibits filed therewith were transmitted to the Depository Trust & Clearing Corporation (DTCC) for posting on December 22, 2010.

Please call the undersigned at 305-579-0722 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Barbara J. Oikle

cc:	MasTec, Inc., Alberto de Cardenas